April 26, 2012

Mr. Kevin Woody
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-7010

Re:	EastGroup Properties, Inc.
Form 10-K for the year ended December 31, 2011
Filed on February 23, 2012
File No. 001-07094

Dear Mr. Woody:

In connection with your review of the EastGroup Properties, Inc. (the “Company”) Form 10-K for the year ended December 31, 2011, we respectfully submit the following responses to the comments included in your letter dated April 16, 2012.  Each of the Staff’s comments are restated in bold with our responses to the comments following immediately thereafter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 2.  Properties, page 9

1. In future Exchange Act periodic reports, please include a schedule of lease expirations for each of the next ten years stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rent represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

Response:  The Company undertakes in future Exchange Act periodic reports, beginning with the Company’s Form 10-K for the year ending December 31, 2012, to provide a schedule of lease expirations for each of the next ten years in a table with the following headings:

Securities & Exchange Commission
April 26, 2012

Years Ending December 31,	Number of Leases Expiring	Total Area (in Square Feet) of Leases Expiring	Annualized Current Base Rent of Leases Expiring	% of Total Base Rent of Leases Expiring

Management’s Discussion and Analysis of Financial Condition…, page 12

2. In future Exchange Act periodic filings, to the extent known by management, please include disclosure that addresses the relationship between rates on leases expiring in the current year and current market rents for this space.

Response:  The Company respectfully objects to the presentation of current market rents since the inclusion of such information would require the Company to include information on leasing activities provided by other property owners or tenants leasing space at other properties.  The Company has no way of assessing the reliability or completeness of such information and consequently does not believe it is appropriate to include such information in its Commission filings.  Also, in every market, properties occupy different competitive positions and are considered more or less desirable to existing and prospective tenants. The inherent differences among properties in the market make the presentation of market rents not a reliable gauge for investors.  Notwithstanding the foregoing, the Company plans to continue to include in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of the Company's future periodic reports information that discusses rental rates on leases expiring during the period covered by the periodic report.  The Company would also expect to include as part of this section, to the extent material, known trend information relating to such leases for the current year.

3. In future Exchange Act periodic reports, please expand your definition of net operating income to clarify whether tenant improvement costs and leasing commissions are included.

Response:  The Company undertakes in future Exchange Act periodic reports, beginning with the Company’s Form 10-Q for the period ending June 30, 2012, to expand the definition of net operating income to clarify whether tenant improvement costs and leasing commissions are included as follows:

Securities & Exchange Commission
April 26, 2012

The Company’s chief decision makers use two primary measures of operating results in making decisions:  (1) property net operating income (PNOI), defined as income from real estate operations less property operating expenses (excluding interest expense, depreciation expense on buildings and improvements, and amortization expense on capitalized leasing costs and in-place lease intangibles), and (2) funds from operations…

4. We note your disclosure with respect to same property net operating income.  In future Exchange Act periodic reports, please revise your disclosure to clarify how you define your same property pool.  If you exclude anything other than properties not owned in both periods and development periods, please explain why properties were removed from the pool, and clarify when development or acquired properties were added.

Response:  Please refer to page 14 of the Company’s Form 10-K for the period ended December 31, 2011, for a definition of the Company’s same property pool.  In addition to the disclosure provided, the Company undertakes in future Exchange Act periodic reports, beginning with the Company’s Form 10-Q for the period ending June 30, 2012, to revise the definition of same property net operating income on page 12 to clarify how we define our same property pool as follows:

Property net operating income (PNOI) from same properties, defined as operating properties owned during the entire current period and prior year reporting period, increased _._% for the quarter ended June 30, 2012 as compared to the same period in 2011.

5. We note your disclosure of property net operating income for same property operations.  In future Exchange Act periodic reports, please accompany this disclosure with same property occupancy trends and same property average rent trends, as adjusted for leasing incentives.

Response:  The Company undertakes in future Exchange Act periodic reports, beginning with the Company’s Form 10-Q for the period ending June 30, 2012, to disclose, to the extent material, historical same property occupancy trends and same property average rent trends, as adjusted for leasing incentives.

Development, page 16

6. In future Exchange Act periodic reports, to the extent you have a significant development portfolio, please expand your disclosure to include information regarding anticipated completion dates.

Securities & Exchange Commission
April 26, 2012

Response:  The Company undertakes in future Exchange Act periodic reports, beginning with the Company’s Form 10-Q for the period ending June 30, 2012, to revise the development schedule to add a column titled "Anticipated Completion Date" and disclose such information for each development in lease up or under construction as of the end of the period covered by the report.

7. In future Exchange Act periodic reports, to the extent you hold a material amount of land, please include a discussion of the amount of development the land could support.

Response:  This information is disclosed on the development schedule on page 17 of the Company's Form 10-K for the year ended December 31, 2011.  The schedule shows the estimated square feet to be constructed and the estimated total costs.  We will clarify the disclosure by adding a column heading "Estimated Building Size (Square feet)" to the schedule in future Exchange Act periodic reports beginning with the Company’s Form 10-Q for the period ending June 30, 2012.

Results of Operations, page 19

8. We note your disclosure regarding first and second generation tenant improvement costs and leasing commissions.  In future Exchange Act periodic reports, please include tenant concessions, such as free rent, with this disclosure.  In addition, please provide this information on a per square foot basis or include the square footage.

Response:  The Company undertakes in future Exchange Act periodic reports, beginning with the Company’s Form 10-Q for the period ending June 30, 2012, to provide disclosure of tenant concessions, such as free rent, as follows:

The Company signed ____ leases with free rent concessions on ___,000 square feet during the three months ended June 30, 2012, with total free rent concessions of $___,000.

Financial Statements and Notes

Note 1 – Significant Accounting Policies

(e) Development, page 40

9. We note that you capitalize indirect costs associated with development.  Please clarify and expand future periodic reports to disclose the types of indirect costs capitalized and the process by which you determine how these indirect costs should be allocated to a specific development project.  To the extent material, please quantify, disclose and discuss fluctuations for all periods presented within your MD&A.

Securities & Exchange Commission
April 26, 2012

Response:  The Company capitalizes indirect costs associated with development by allocating personnel costs to specific development projects based on construction activity.  The Company undertakes in future Exchange Act periodic reports, beginning with the Company’s Form 10-Q for the period ending June 30, 2012, to revise the development disclosure in footnote 1(e) to include the following:

During the period in which a property is under development, costs associated with development (i.e., land, construction costs, interest expense, property taxes and other direct and indirect costs associated with development) are aggregated into the total capitalized costs of the property.  Included in these costs are management’s estimates for the portions of internal costs (primarily personnel costs) that are deemed directly or indirectly related to such development activities.  The internal costs are allocated to specific development properties based on construction activity.  As the property becomes occupied, …

In addition, the Company undertakes in future Exchange Act periodic reports, beginning with the Company’s Form 10-Q for the period ending June 30, 2012, to revise the development disclosure in MD&A to include the following:

The Company capitalized internal development costs of $553,000 and $35,000 for the three months ended December 31, 2011 and 2010, respectively; and $1,334,000 and $302,000 for the twelve months ended December 31, 2011 and 2010, respectively.  The increase in capitalized internal development costs in 2011 as compared to 2010 resulted from increased activity in the Company’s development program in 2011.

10. Please expand future periodic reports to quantify and disclose personnel costs capitalized for development for all periods presented.  To the extent material, please discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Response:  The Company undertakes in future Exchange Act periodic reports, beginning with the Company’s Form 10-Q for the period ending June 30, 2012, to revise the development disclosure as shown in response to comment 9 above.

11. Based on disclosures on page 16, we note you incurred costs of $2.2 million on development properties subsequent to transfer to real estate properties.  Please clarify whether these costs were capitalized.  If capitalized, please clarify your basis in GAAP for capitalizing development costs subsequent to transferring to real estate properties, which is presumably when the property has reached a point where it is substantially complete and ready for its intended use.  It is not clear how this is consistent with your accounting policy disclosed on page 40 and elsewhere within your filing.  If not capitalized, please clarify your basis for presenting these expenditures as development costs on the consolidated statements of cash flows.

Securities & Exchange Commission
April 26, 2012

Response:  The Company capitalized $2.2 million of costs incurred on development properties subsequent to transfer to Real Estate Properties.  These costs included capital improvements at the properties and did not include other capitalized costs associated with development (i.e., interest expense, property taxes and internal personnel costs).  The Company undertakes in future Exchange Act periodic reports, beginning with the Company’s Form 10-Q for the period ending June 30, 2012, to revise its disclosure on page 16 as follows:

Total capital invested for development during 2011 was $42,148,000, which consisted of costs of $39,834,000 and $76,000 as detailed in the development activity table below and costs of $2,238,000 on development properties subsequent to transfer to Real Estate Properties.  The capitalized costs incurred on development properties subsequent to transfer to Real Estate Properties include capital improvements at the properties and do not include other capitalized costs associated with development (i.e., interest expense, property taxes and internal personnel costs).

(j) Business Combinations and Acquired Intangibles, page 41

12. Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.  Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Response:  The Company reviews all acquired leases associated with below market lease intangibles to determine if any leases contain fixed rate renewal options.  The Company has acquired very few leases with fixed rate renewal options.  For those leases that do contain fixed rate renewal options, the Company evaluates the likelihood that the lessee would execute a below-market lease renewal.  While future market rental rates are unknown, the Company believes, taking into consideration the time frame to the end of the lessee's initial term, it is reasonable to assume that market rents will approximate the rental rates near the end of the lessee’s current lease term.

If the fixed renewal rates are significantly below the rental rates near the end of the lessee’s current lease term, the Company would assume that the lessee would renew at below-market rates.  This situation did not occur with any of the Company’s 2011 or prior acquisitions.  However, if it had, the Company would have included the fixed rate renewal period in the lease term when calculating the fair value of the below-market lease intangibles and when determining the period over which the below-market lease intangibles are amortized.

Securities & Exchange Commission
April 26, 2012

***

In connection with our responses, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact me at (601) 354-3555.

Sincerely,

/s/ N. KEITH MCKEY
N. Keith McKey
Executive Vice President, Chief Financial Officer,
Treasurer and Secretary

cc: Michael Donlon